Exhibit 99.1

Zepp Health Corporation Reports Third Quarter 2021 Unaudited Financial Results

BEIJING, November 16, 2021 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenue of RMB1.6 billion (US$249.3 million); GAAP diluted net income per share of RMB0.19 (US$0.03); and GAAP diluted net income per ADS of RMB0.74 (US$0.11) for the third quarter ended September 30, 2021. Each ADS represents four (4) Class A ordinary shares.

“Despite global supply chain and chip shortage challenges affecting many companies, we are pleased to meet our guidance range for the third quarter of 2021,” said Wang Huang, Chairman and CEO of Zepp Health. “Even without any new product launches, unit shipment volumes of Amazfit and Zepp branded products increased 89% year-over-year, demonstrating continuing global expansion of our brands. We began the fourth quarter with new technology and products, including our new OS for independent apps and the launch of the next generation 3 of our best-selling GT series watch line.”

“Today, our board approved a $20 million share repurchase program.” Mr. Huang added, “The Share Repurchase Program is well aligned with our commitment to maximizing value for all of our stakeholders and reflects the Company's confidence in its sustainable growth and long-term strategy, supported by the strong balance sheet and cash position.”

Chief Financial Officer, Leon Deng, added “In addition to the strong growth of the Company’s own branded products, third quarter topline performance reflected the different timing for the launch of Xiaomi’s new Mi Band in the second quarter this year, as well as impacts of supply chain slowdowns and chip shortages. Despite these challenges, we successfully managed to continue our expense control, which reduced total operating expenses by 31.2%.”

Third Quarter 2021 Financial Summary

	For the Three Months Ended		For the Nine Months Ended
GAAP in millions, except for percentages and per share/ADS amounts	Sept. 30, 2021	Sept. 30, 2020[1]	Sept. 30, 2021	Sept. 30, 2020[1]
Revenue RMB	1,606.1	2,235.1	4,588.5	4,460.8
Revenue US$	249.3	329.2	712.1	657.0
Gross Margin	20.2%	20.6%	21.5%	21.5%
Net income attributable to Zepp Health Corporation RMB	49.3	81.1	101.5	113.5
Adjusted net income attributable to Zepp Health Corporation RMB[2]	65.5	120.8	168.9	165.5
Diluted net income per share RMB	0.19	0.31	0.38	0.44
Diluted net income per ADS US$	0.11	0.18	0.24	0.26
Adjusted diluted net income per share RMB[3]	0.25	0.46	0.64	0.64
Adjusted diluted net income per ADS US$	0.15	0.27	0.40	0.38
Units Shipped	9.9	15.9	27.8	32.4

1 The US$ numbers in 2020 are referenced with the prior 6-K disclosures,which translations from RMB to US$ are made at a rate of RMB6.7896 to US$1.00, the effective noon buying rate for September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

2Adjusted net income attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. See "Reconciliation of GAAP and Non-GAAP Results" at the end of this press release.

3 Adjusted diluted net income is the abbreviation of adjusted net income attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted basic and diluted net income per ADS attributable to Zepp Health Corporation.

Third Quarter 2021 Financial Results

Revenue

Total units shipped in the third quarter of 2021 decreased by 37.7% year-over-year to 9.9 million, compared with 15.9 million in the third quarter of 2020. This was driven by a 45.3% decrease in unit shipments of Xiaomi wearable products partially offset by a 88.9% increase in unit shippments of Amazfit and Zepp branded products.

Revenues for the third quarter of 2021 reached RMB1.61 billion (US$249.3 million), a decrease of 28.1% from the third quarter of 2020, primarily as a result of decrease in sales of Xiaomi werable products as compared with the same period in 2020, which was due to the different launch time of Mi Band 5 and 6. Meanwhile, the revenue from our self-branded products increased, primarily driven by the sales of the Company’s popular premium GT series, basic Bip and Pop models and rugged T-Rex.

Both sequential and year-over-year quarterly revenue changes can be affected by fluctuations in seasonal purchase patterns as well as by the timing of new product introductions.

Impact of COVID-19 on Our Business

The global impact of the COVID-19 pandemic continued in the third quarter 2021, primarily manifesting as parts and supply chain challenges globally. The market is experiencing shortages of electronic components and chips for different industries, affecting the supply and production cycle for the Company, as well. Zepp Health had increased inventories of some parts, but supply chain delays of certain parts for a month affected production of finished goods. The Company cannot predict the potential, if any, future negative impact on market conditions or the Company’s operations.

Gross Margin

Gross margin in the third quarter of 2021 was 20.2%, compared with 20.6% in the same period of 2020. Gross margin and gross profit are affected by product mix as different products have different margin contributions. These changes can also be influenced by the stage of the product in its lifecycle, product iterations and new product introductions.

Research & Development

Research and development expense in the third quarter of 2021 was RMB108.7 million, decreasing 37.1% year-over year, and comprising 6.8% of revenue, versus 7.7% in the same period last year. This reflects effective expense control in R&D activities and compensation from government subsidy. The company optimized its integrated product development process to effectively develop new smart devices and promoted its open platform ZEPP OS to welcome more outside developers to upload their apps and programs on the smart watches.

Sales & Marketing

Sales and Marketing expense in the third quarter of 2021 was RMB90.7 million, decreasing 21.5% year-over-year, and comprising 5.6% of revenue, compared with 5.2% of revenue in the same period in 2020. The decrease was due to effective expense control on marketing expenses while balancing investments to expand sales channels and markets around the world.

General & Administrative

General and Administrative expense was RMB61.9 million in the third quarter of 2021, decreasing 32.0% year-over-year, and comprising 3.9% of revenue, compared with 4.1% in the same period in 2020. The decrease was primarily due to the vesting of share-based compensation.

Operating Expenses and Net Income

Total operating expenses for the third quarter of 2021 were RMB261.3 million, a decrease of RMB118.2 million from the same period in 2020, comprising 16.3% of revenue, compared with 17.0% in the third quarter of 2020.

Operating income for the third quarter of 2021 was RMB62.5 million, a decrease of 22.5% from RMB80.6 million for the same period in 2020.

Net income attributable to Zepp Health Corporation for the third quarter of 2021 was RMB49.3 million, compared with RMB81.1 million in the third quarter of 2020.

Liquidity and Capital Resources

As of September 30, 2021, the Company had cash and cash equivalents of RMB1,229.3 million (US$190.8 million), compared with RMB2,273.3 million as of December 31, 2020.

Share Repurchase Program

The Company's board of directors has approved a share repurchase program whereby the Company is authorized to repurchase up to US$20 million worth of its shares (including in the form of American depositary shares) over the next 12 months.

The Company's proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company's board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its existing cash balance.

Outlook

For the fourth quarter of 2021, the management of the Company currently expects:

-	Net revenues to be between RMB1.75 billion and RMB2.0 billion, compared with RMB1.97 billion in the fourth quarter of 2020.

This outlook reflects continuing uncertainty pertaining to the potential affects of the COVID-19 pandemic on sales and on electronic component delays, as well as expected sales seasonality of both self-branded and Xiaomi products. It is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 7:30 a.m. Eastern Standard Time on Tuesday, November 16, 2021 (8:30 p.m. Beijing Time on November 16, 2021) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982

International:	+1-412-902-4272

Mainland China (Toll Free):	400-120-1203

Hong Kong (Toll Free):	800-905-945

Hong Kong:	+852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for "Zepp Health Corporation."

Additionally, a live and archived webcast of the conference call will be available at https://ir.zepp.com/investor.

A telephone replay will be available one hour after the call until November 23, 2021 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10161759

About Zepp Health Corporation (NYSE: ZEPP)

Zepp Health changed its name from Huami Corp. (HMI) on February 25, 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. The company's mission continues to be connecting health with technology. Since its inception in 2013, Zepp Health has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and data analytics services for population health.  Zepp Health is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 46 million units in 2020. Zepp Health Corp. is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, California.

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net income per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net income and adjusted net income attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income and net income attributable to Zepp Health Corporation. We believe that adjusted net income and adjusted net income attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income and adjusted net income attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share and per ADS attributable to Zepp Health Corporation. or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted net income attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in RMB. This announcement contains currency conversions of RMB amounts into US$ solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.4434 to US$1.00, the effective noon buying rate for September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2021, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company's self-branded products; the Company's growth strategies; trends and competition in global wearable technology market; changes in the Company's revenues and certain cost or expense accounting policies; governmental policies relating to the Company's industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company's filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

In the United States:

Zepp Health Corporation

Brad Samson

Tel: 1+714-955-3951

Email: brad.samson@zepp-usa.com

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2020	2021
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,273,349	1,229,273	190,780
Restricted cash	2,401	298	46
Term deposit	5,000	5,000	776
Accounts receivable	298,038	415,626	64,504
Amounts due from related parties, current	860,213	761,725	118,218
Inventories, net	1,217,537	1,271,432	197,323
Short-term investments	18,430	19,358	3,004
Prepaid expenses and other current assets	152,898	204,425	31,726
Total current assets	4,827,866	3,907,137	606,377

Property, plant and equipment, net	124,619	142,810	22,164
Intangible asset, net	145,213	138,570	21,506
Goodwill	62,515	61,733	9,581
Long-term investments	443,986	1,536,659	238,486
Deferred tax assets	120,190	170,650	26,484
Other non-current assets	28,165	20,101	3,120
Non-current operating lease right-of-use assets	151,165	118,479	18,388
Total assets	5,903,719	6,096,139	946,106

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2020	2021
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,951,335	1,330,946	206,560
Advance from customers	42,502	45,039	6,990
Amount due to related parties, current	11,185	62,481	9,697
Accrued expenses and other current liabilities	252,275	189,993	29,486
Income tax payables	27,706	38,703	6,007
Short-term bank borrowings	504,671	458,000	71,080
Total current liabilities	2,789,674	2,125,162	329,820
Deferred tax liabilities	22,374	25,568	3,968
Long-term borrowing	60,000	726,865	112,808
Other non-current liabilities	185,168	229,670	35,644
Non-current operating lease liabilities	116,245	82,699	12,835
Total liabilities	3,173,461	3,189,964	495,075

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2020	2021
	RMB	RMB	US$
Equity
Ordinary shares	157	159	25
Additional paid-in capital	1,552,109	1,629,644	252,917
Accumulated retained earnings	1,133,368	1,234,855	191,646
Accumulated other comprehensive income	44,624	37,768	5,861
Total Zepp Health Corporation shareholders' equity	2,730,258	2,902,426	450,449
Noncontrolling interests	-	3,749	582
Total equity	2,730,258	2,906,175	451,031
Total liabilities and equity	5,903,719	6,096,139	946,106

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2020	2021
	RMB	RMB	US$
Revenues	2,235,093	1,606,057	249,256
Cost of revenues	(1,775,017)	(1,282,308)	(199,011)
Gross profit	460,076	323,749	50,245
Operating expenses:
Selling and marketing	(115,617)	(90,703)	(14,077)
General and administrative	(90,987)	(61,908)	(9,608)
Research and development	(172,891)	(108,663)	(16,864)
Total operating expenses	379,495	261,274	40,549
Operating income	80,581	62,475	9,696
Other income and expenses:
Interest income	10,330	3,573	555
Interest expense	(7,539)	(13,490)	(2,094)
Other income, net	1,785	1,742	270
Gain from fair value change of long-term investment	3,304	-	-
Income before income tax and income from equity method investment	88,461	54,300	8,427
Income tax expenses	(8,437)	(6,229)	(967)
Income before loss from equity method investments	80,024	48,071	7,460
Net income from equity method investments	2,472	996	155
Net income	82,496	49,067	7,615
Less: Net income/(loss) attributable to noncontrolling interest	1,422	(278)	(43)
Net income attributable to Zepp Health Corporation	81,074	49,345	7,658
Net income per share attributable to Zepp Health Corporation

Basic income per ordinary share	0.33	0.20	0.03
Diluted income per ordinary share	0.31	0.19	0.03

Net income per ADS (4 ordinary shares equal to 1 ADS)

ADS – basic	1.30	0.78	0.12
ADS – diluted	1.24	0.74	0.11

Weighted average number of shares used in computing net income per share
Ordinary share – basic	248,748,630	252,495,778	252,495,778
Ordinary share – diluted	260,829,357	266,301,240	266,301,240

Zepp Health Corporation
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30, 2021
	2020	2021
	RMB	RMB	US$

Net income attributable to Zepp Health Corporation	81,074	49,345	7,658
Share-based compensation expenses	39,723	16,131	2,503
Adjusted net income attributable to Zepp Health Corporation [2]	120,797	65,476	10,161

Adjusted net income per share attributable to Zepp Health Corporation
Adjusted basic income per ordinary share	0.49	0.26	0.04
Adjusted diluted income per ordinary share	0.46	0.25	0.04

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.94	1.04	0.16
ADS – diluted	1.85	0.98	0.15

Weighted average number of shares used in computing adjusted net income per share
Ordinary share – basic	248,748,630	252,495,778	252,495,778
Ordinary share – diluted	260,829,357	266,301,240	266,301,240

Share-based compensation expenses included are follows:
Selling and marketing	556	291	45
General and administrative	21,033	9,036	1,402
Research and development	18,134	6,804	1,056
Total	39,723	16,131	2,503

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2020	2021
	RMB	RMB	US$
Revenues	4,460,828	4,588,461	712,118
Cost of revenues	(3,502,809)	(3,603,471)	(559,250)
Gross profit	958,019	984,990	152,868
Operating expenses:
Selling and marketing	(241,802)	(286,176)	(44,414)
General and administrative	(197,293)	(193,641)	(30,053)
Research and development	(408,434)	(421,297)	(65,384)
Total operating expenses	847,529	901,114	139,851
Operating income	110,490	83,876	13,017
Other income and expenses:
Investment income	-	13,507	2,096
Interest income	31,668	13,826	2,146
Interest expense	(16,312)	(30,480)	(4,730)
Other income, net	2,540	4,027	625
Gain from fair value change of long-term investment	4,597	-	-
Income before income tax and income from equity method investment	132,983	84,756	13,154
Income tax expenses	(12,956)	(10,238)	(1,589)
Income before loss from equity method investments	120,027	74,518	11,565
Net income/(loss) from equity method investments	(5,471)	26,289	4,080
Net income	114,556	100,807	15,645
Less: Net income/(loss) attributable to noncontrolling interest	1,007	(681)	(106)
Net income attributable to Zepp Health Corporation	113,549	101,488	15,751
Net income per share attributable to Zepp Health Corporation

Basic income per ordinary share	0.46	0.40	0.06
Diluted income per ordinary share	0.44	0.38	0.06

Net income per ADS (4 ordinary shares equal to 1 ADS)

ADS – basic	1.83	1.61	0.25
ADS – diluted	1.75	1.54	0.24

Weighted average number of shares used in computing net income per share
Ordinary share – basic	248,080,549	251,707,456	251,707,456
Ordinary share – diluted	259,723,569	264,369,709	264,369,709

Zepp Health Corporation
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2020	2021
	RMB	RMB	US$
Net income attributable to Zepp Health Corporation	113,549	101,488	15,751
Share-based compensation expenses	51,936	67,431	10,465
Adjusted net income attributable to Zepp Health Corporation [2]	165,485	168,919	26,216

Adjusted net income per share attributable to Zepp Health Corporation
Adjusted basic income per ordinary share	0.67	0.67	0.10
Adjusted diluted income per ordinary share	0.64	0.64	0.10

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	2.67	2.68	0.42
ADS – diluted	2.55	2.56	0.40

Weighted average number of shares used in computing adjusted net income per share
Ordinary share – basic	248,080,549	251,707,456	251,707,456
Ordinary share – diluted	259,723,569	264,369,709	264,369,709

Share-based compensation expenses included are follows:
Cost of revenues	(54)	-	-
Selling and marketing	1,820	7,311	1,135
General and administrative	28,963	23,257	3,609
Research and development	21,207	36,863	5,721
Total	51,936	67,431	10,465